# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Faeth Therapeutics, Inc., CIK 0001829802
CUSIP: 81728A207
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1405 Research Blvd, Suite 125, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002022077

## Reporting persons
- S2G Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 2,575,401; shared voting power 0; sole dispositive power 2,575,401; shared dispositive power 0; aggregate amount beneficially owned 2,575,401 (9.99% of the class)
  Comment: In addition to the shares reported that were issued on June 15, 2026 upon conversion of shares of the Issuer's Series B Non-Voting Convertible Preferred Stock (the "Series B Preferred"), each of which was convertible into 1,000 shares of Common Stock, pursuant to the Certificate of Designation of Preferences, Rights and Limitations of Series B Non-Voting Convertible Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on February 17, 2026 (the "Certificate of Designation"), the Reporting Person holds an additional 344.271 shares of Series B Preferred. The Series B Preferred is subject to a Beneficial Ownership Limitation set forth in Section 6.4 of the Certificate of Designation, which provides that the Reporting Person shall not have the right to acquire, and shall not be deemed to beneficially own for purposes of Section 13(d) of the Exchange Act, shares of Common Stock in excess of the percentage elected by the Reporting Person. The Reporting Person has elected a Beneficial Ownership Limitation of 9.99%. The percentage shown in Box 11 is based on 25,778,754 shares of Common Stock outstanding as of June 15, 2026, as confirmed by the Issuer. The shares of Common Stock underlying the Reporting Person's remaining 344.271 shares of Series B Preferred (representing approximately 344,271 additional shares of Common Stock on an as-converted basis) are not deemed beneficially owned by the Reporting Person pursuant to Section 6.4 of the Certificate of Designation. The reporting person, S2G Investments, LLC, serves as the investment manager to S2G Builders Food & Agriculture Fund III, LP. S2G Investments, LLC may be deemed to have beneficial ownership of the securities held directly by such entity. The entity and the reporting person disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Faeth Therapeutics, Inc.
Address of issuer's principal executive offices: 1405 Research Blvd, Suite 125, Rockville, MD 20850

## Item 2. Person Filing
Name of person filing: S2G Investments, LLC
Address of principal business office or, if none, residence: 210 N. Carpenter St., Floor 8, Chicago, IL 60607
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,575,401
Percent of class: 9.99%
Sole power to vote or to direct the vote: 2,575,401
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,575,401
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- S2G Investments, LLC: /s/ Sanjeev Krishnan, Sanjeev Krishnan, Managing Partner (06/23/2026)